Exhibit 99.2

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Entrée Resources Ltd. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Resources Ltd. held on May 22, 2019 in Vancouver, British Columbia.

	MATTERS VOTED UPON		OUTCOME

1.	To determine the number of directors at six.		CARRIED

	Vote Totals:	For	Against	% of Votes Cast For

		67,211,371	2,418,255	95.53

2.	To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on May 22, 2019, as directors for the ensuing year.		CARRIED

	Vote Totals:	For	Withheld	% of Votes Cast For

	Mark Bailey	66,817,716	2,811,910	95.96
	Alan Edwards	66,826,548	2,803,078	95.97
	James Harris	66,517,543	3,112,083	95.53

Entrée Resources Ltd.

1650 - 1066 West Hastings Street, Vancouver, BC V6E 3X1 Canada

Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330

www.entreeresourcesltd.com

	Michael Price	66,505,532	3,124,094	95.51
	Stephen Scott	66,825,289	2,804,337	95.97
	Anna Stylianides	66,816,444	2,813,182	95.96

3.	To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED

	Vote Totals:	For	Withheld	% of Votes Cast For

		82,510,497	2,407,151	97.1

Yours truly,

ENTRÉE RESOURCES LTD.

“Susan McLeod”

Susan McLeod

Vice President, Legal Affairs and Corporate Secretary